EXHIBIT 12
CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

	Years Ended December 31,					Six Months Ended June 30,
	2008	2009	2010	2011	2012	2013
	($ in millions)
EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting change	$991	$(9,288)	$2,884	$2,880	$(974)	$1,174
Interest expense(a)	225	237	122	94	142	94
(Gain)/loss on investment in equity investees in excess of distributed earnings	40	39	(232)	(154)	108	7
Amortization of capitalized interest	74	150	212	297	402	224
Loan cost amortization	19	26	25	28	43	19
Earnings	$1,349	$(8,836)	$3,011	$3,145	$(279)	$1,518
FIXED CHARGES:
Interest Expense	$225	$237	$122	$94	$142	$94
Capitalized interest	586	627	711	727	976	438
Loan cost amortization	19	26	25	28	43	19
Fixed Charges	$830	$890	$858	$849	$1,161	$551
PREFERRED STOCK DIVIDENDS:
Preferred dividend requirements	$33	$23	$111	$172	$171	$86
Ratio of income (loss) before provision for taxes to net income (loss)(b)	1.64	1.59	1.63	1.65	1.64	1.61
Preferred Dividends	$54	$37	$181	$284	$280	$138
COMBINED FIXED CHARGES AND REFERRED DIVIDENDS	$884	$927	$1,039	$1,131	$1,441	$689
RATIO OF EARNINGS TO FIXED CHARGES	1.6	(9.9)	3.5	3.7	(0.2)	2.8
INSUFFICIENT COVERAGE	$—	$9,726	$—	$—	$1,440	$—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.5	(9.5)	2.9	2.8	(0.2)	2.2
INSUFFICIENT COVERAGE	$—	$9,763	$—	$—	$1,720	$—

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.

(b)	Amounts of income (loss) before provision for taxes and of net income (loss) exclude the cumulative effect of accounting change.